UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company)

CASCADIAN THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Scott D. Myers

President and Chief Executive Officer

Cascadian Therapeutics, Inc.

3101 Western Avenue, Suite 600

Seattle, WA 98121

(206) 801-2100

(Name, Address, and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Jaskot

Three Logan Square

1717 Arch Street, Suite 3100

Philadelphia, PA 19103

(215) 851-8180

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Cascadian Therapeutics, Inc., a Delaware corporation (“Cascadian”) with the U.S. Securities and Exchange Commission on February 8, 2018 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Valley Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Seattle Genetics, Inc., a Delaware corporation, to purchase all of the outstanding shares of Cascadian’s common stock, par value $0.0001 per share. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	Cascadian Therapeutics Employee FAQs, first used on February 14, 2018

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cascadian Therapeutics, Inc.

Dated: February 14, 2018	By:	/s/ Julia M. Eastland
	Name:	Julia M. Eastland
	Title:	Chief Financial Officer and Chief Business Officer